                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2008
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On or about February 22, 2008, G. Willi-Food International Ltd. ("Registrant")
will distribute to its shareholders its proxy statement for the special general meeting of shareholders to be held on March 13, 2008. Attached hereto and incorporated by reference herein is a copy of the proxy statement and proxy card sent by the Registrant for this special general meeting of shareholders.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: February 19, 2008

                                          By: /s/ Yaron Levy
                                          ------------------
                                          Yaron Levy
                                          Chief Financial Officer

                        G. WILLI-FOOD INTERNATIONAL LTD.
       4 NAHAL HARIF STREET, NORTHERN INDUSTRIAL ZONE, YAVNE 81224 ISRAEL
                     TEL: 972-8-9321000; FAX: 972-8-9321003

                NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 13 , 2008

  NOTICE IS HEREBY GIVEN that on March 13, 2008, at 4:00 p.m. Israel time, the
    Special General Meeting of Shareholders (the "Meeting") of G. Willi-Food
 International Ltd. (the "Company") will be held at the offices of the Company,
       4 Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel.

THE MATTER ON THE AGENDA OF THE MEETING IS AS FOLLOWS:

1.   To approve certain amendments to the management services agreements entered into by the Company with companies controlled by each of Messrs. Zwi
     Williger, the Chairman of the Board of Directors of the Company and Chief
     Operating Officer, and Joseph Williger, a director of the Company and the
     Chief Executive Officer.

     In addition, shareholders may transact such other business as may properly come before the Meeting or any adjournment thereof.

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting.

     In addition, whether or not a shareholder plans to attend, a shareholder can ensure his vote is represented at the Meeting by promptly completing, signing, dating and returning his proxy (in the form attached) in the enclosed envelope to the offices of the Company or the offices of the Company's transfer agent no later than 48 hours prior to the Meeting (no later than March 11, 2008 at 4:00 p.m (Israel Time)).

     The Board of Directors has fixed the close of business on February 11, 2008 as the record date for determination of shareholders entitled to notice of, to attend and to vote at, the Meeting. Only shareholders of record at the close of business on February 11, 2008 (the "Record Date") are entitled to vote at the
Meeting. Each shareholder of record is entitled to one vote for each Ordinary
Share held on all matters to come before the Meeting.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters.

     You are cordially invited to attend the Meeting. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

     Copies of the proposal to be presented at the Meeting shall be available for public inspection each day from February 26, 2008 until March 6, 2008, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 4 Nahal
Harif Street, Northern Industrial Zone, Yavne 81224 Israel.

By order of the Board of Directors

/s/ Joseph Williger
-------------------
Joseph Williger
CHIEF EXECUTIVE OFFICER             Dated: Yavne, Israel, February 11, 2007

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 4 NAHAL HARIF STREET, NORTHERN INDUSTRIAL ZONE,
                               YAVNE 81224 ISRAEL

                                 PROXY STATEMENT

                                 ---------------

     This proxy statement is furnished to shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the
"Company") of proxies to be voted at the Special General Meeting (the "Meeting")
of the Company to be held on March 13, 2008 at 4:00 p.m. (Israel time) at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne
81224, Israel, and at any adjournment thereof. This proxy statement and the proxies solicited hereby are first being sent or delivered to shareholders on or about February 22, 2008.

                               GENERAL INFORMATION

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
All Ordinary Shares of the Company, nominal value NIS 0.1 per share (the
"Ordinary Shares"), represented at the Meeting by properly executed proxies received by the Company at its offices or the offices of the Company's transfer agent by 4:00 p.m. (New York City time) at least 48 hours prior to the Meeting and which are not revoked will be voted at the Meeting in accordance with the instructions contained therein. If the person executing or revoking a proxy does so under a power of attorney or other authorization, including authorization by a corporation's board of directors or shareholders, the Company must receive the original or a duly certified copy of the power of attorney or other authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting or by executing a later proxy, provided that such later proxy is received within the above-referenced time period, or by submitting a written notice of revocation to the Secretary of the Company at the
Company's offices at least 24 hours prior to the Meeting. If the proxy is signed properly by the shareholder and is not revoked, it will be voted at the Meeting.
If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, the proxy will be voted in favor of each of the matters described herein.

     The presence of two or more shareholders in person or by proxy representing not less than 25% of the outstanding Ordinary Shares entitled to vote at the
Meeting will constitute a quorum for the transaction of business at the Meeting.
Under the Company's Articles of Association, if a quorum is not present within one-half hour of the commencement time of the Meeting, the Meeting will be adjourned automatically until one week thereafter at the same time and place, or at any other time and place as the Directors may designate and state in a notice to the shareholders. If, within one-half hour after the adjourned Meeting is reconvened, a quorum of two or more shareholders representing at least 25% of the outstanding Ordinary Shares entitled to vote is not present, then the
Meeting shall be held with any number of participants who may discuss all the matters for which the first meeting was convened.

     Proxies will be solicited chiefly by mail; however, certain officers,
Directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding
Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     The adoption of the proposal as described herein is contingent upon the favorable vote of a simple majority of the Company's shareholders attending and voting at the Meeting.

     Only shareholders of record at the close of business on February 11, 2008
(the "Record Date") are entitled to vote at the Meeting. At the close of business on the Record Date, 10,267,893 Ordinary Shares were outstanding and eligible for voting at the Meeting. Each shareholder of record is entitled to one vote for each Ordinary Share held on all matters to come before the Meeting.

     The complete copy of the proposal to be presented at the Meeting will be available at the Meeting as well as each day between February 26, 2008 until
March 6, 2008, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in 4 Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel.

     To the extent you would like to state your position with respect to the proposal described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies
Law, you may do so by delivery of a notice to the Company's offices located at 4
Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel, not later than
February 19, 2008. Our Board of Directors may respond to your notice not later than February 25, 2008.

     Following the Meeting, one or more shareholders holding, at the Record
Date, at least 513,394 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

--------------------------------------------------------------------------------
|      THESE PROXY AND PROXY CARD SHALL ALSO SERVE AS A VOTING DEED (KTAV      |
|         HATZBA'A) AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.           |
--------------------------------------------------------------------------------

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth, as of February 4, 2008, the number of
Ordinary Shares beneficially owned by (i) each shareholder known to the Company to own more than 5% of the Ordinary Shares and (ii) all Directors and officers as a group. The information presented in the table is based on 10,267,893
Ordinary Shares outstanding as of February 4, 2008.

                                                    NUMBER OF      PERCENTAGE OF
                                                 ORDINARY SHARES      ORDINARY
NAME AND ADDRESS                                BENEFICIALLY OWNED     SHARES
----------------                                ------------------     ------

Willi Food Investments Ltd. ("Willi Food") (1)      6,794,372           66.17%

(1)  Willi Food's securities are traded on the Tel Aviv Stock Exchange. The principal executive offices of Willi Food are located at 4 Nahal Harif St.,
     Northern Industrial Zone, Yavne, 81224 Israel.

     All of the shareholders of the Company (including Willi Food) have the same number of votes for each Ordinary Share held. Accordingly, the major shareholder of the Company, Willi Food, does not have voting rights that are different from those of the Company's other shareholders. The Company believes that, as of
February 4, 2008, 3,473,521 Ordinary Shares (approximately 33.83% of its outstanding Ordinary Shares) were held by persons who are not officers,
Directors or the owners of 10% of the Company's outstanding Ordinary Shares. As of February 4, 2008, there were 21 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record, including a part of the Company's shares held by Willi Food through brokers, represented approximately 67% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

                                    PROPOSAL

           APPROVAL OF CERTAIN AMENDMENTS TO THE COMPANY'S MANAGEMENT
                               SERVICES AGREEMENTS

     At the Meeting, the shareholders will be asked to approve certain amendments to the management services agreements entered into by the Company with companies controlled by each of Messrs. Zwi Williger and Joseph Williger.
Mr. Zwi Williger is Chairman of the Board of Directors and Chief Operating
Officer of the Company, and Mr. Joseph Williger is a director and Chief
Executive Officer of the Company and a brother of Mr. Zwi Williger.

     On June 1, 1998, the Company entered into management services agreements with companies controlled by each of Messrs. Joseph and Zwi Williger, respectively (collectively, the "Williger Management Companies"), pursuant to which Messrs. Joseph and Zwi Williger are to provide management services on behalf of the Williger Management Companies to the Company and to its
subsidiary, Gold Frost Ltd. (the "Management Services Agreements"). These
agreements were subsequently amended in August 2005 and February 2006.

     The Management Services Agreements, as amended, are for a period of five years commencing on July 20, 2005. Under the terms of the Management Services
Agreements, each of the parties may terminate the agreement at any time, and for any reason, by prior written notice, which will be delivered to the other party as follows:

     o    The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 18 months.

     o    Each Williger Management Company may terminate its agreement at any time, by prior written notice of at least 180 days.

     In addition, under the terms of the agreements, if a Williger Management
Company terminates the Management Services Agreement, the Williger Management
Company will be entitled to receive the management fees for a period of six (6)
months, which shall begin after the prior notice period, whether or not it provides the Company with any management services during such six-month period.

     The Management Services Agreements do not currently provide for vacation days for Messrs. Zwi Williger and Joseph Williger.

     Each of the Management Services Agreements provides for monthly services fees equal to USD 24,500 (excluding VAT) and an annual bonus at a rate of 3% of the Company's pre-tax annual profits, if such profits are equal to or less than
NIS 3.0 million, or at a rate of 5% if such profits exceed such level. The
Management Services Agreements provide that benefits in general, including the social benefits of Messrs. Joseph or Zwi Williger, and income tax payments, national insurance payments and other payments due by employees in respect of their employment, are to be paid for at the sole expense of the Williger
Management Companies. The Management Services Agreements further provide the
Williger Management Companies with vehicles for the use of Messrs. Zwi Williger and Joseph Williger, and full reimbursement (of an unlimited sum) of expenses incurred by Messrs. Zwi Williger and Joseph Williger while providing the management services to the Company.

     The Williger Management Companies have undertaken to indemnify the Company with respect to any claims against the Company with respect to employer/employee relations. In addition, each of the Management Services Agreements includes confidentiality and non-competition provisions for the duration of the
Management Services Period.

     On January 2, 2008 the Audit Committee and the Board of Directors
unanimously approved the amendment of the Management Services Agreements.
Messrs. Zwi Williger and Joseph Williger did not participate in the meetings of the Audit Committee and the Board of Directors. The negotiations between the
Company and Messrs. Zwi Williger and Joseph Williger regarding the amendments to the Management Services Agreements were conducted on behalf of the Company by
Mr. Ariel Herzfeld and Ms. Etty Cohen (serving as an External Directors of the
Company) and Ms. Rachel Bar Ilan (serving as a Director of the Company). In addition, representatives of the Company's major shareholder, Willi Food
Investments Ltd., Mr. Israel Adler and Ms. Sigal Greenbaum (serving as External
Directors of Willi-Food Investments Ltd.) and Mr. Shmuel Mesenberg (serving as a
Director for Willi-Food Investments Ltd.), were also present at the negotiations.

IT IS PROPOSED THAT THE MANAGEMENT SERVICES AGREEMENTS BE AMENDED AS FOLLOWS:

(a)  The current monthly services fees according to the Management Services
     Agreements will cease to be linked to the US Dollar and will be translated to NIS 102,900 (excluding VAT) linked to changes in the Israeli consumer price index.

(b)  The terms of the Management Services Agreements are to be extended indefinitely, subject to clause (c) below; provided however that in the event the Williger Management Company provides the management services to the Company without the presence of Messrs. Zwi Williger or Joseph
     Williger, as the case may be, and/or in the case of the death and/or permanent disability of Messrs. Zwi Williger or Joseph Williger, the
     Company will be entitled to terminate the Management Services Agreement immediately.

(c)  Each of the parties to the Management Services Agreements may terminate the agreement at any time, and for any reason, by prior written notice which will be delivered to the other party as follows:

     o    The Company may terminate the agreement at any time, and for any reason, by prior written notice of at least 36 months.

     o    The Williger Management Company may terminate the agreement at any time, by prior written notice of at least 180 days.

(d)  If a Williger Management Company is to terminate the Management Services
     Agreement, the Williger Management Company would be be entitled to receive the management fees for a period of twelve (12) months, which would begin after the prior notice period, whether or not it provides the Company with any management services during such twelve-month period.

(e)  In addition, the Management Services Agreements contain provisions entitling each of Messrs. Zwi Williger and Joseph Williger to 30 vacation days per year, during which days the applicable Williger Management Company will not provide management services to the Company. Unused vacation days may be accumulated and paid for in lieu of taking such days as vacation.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
     FOR THIS PROPOSAL.

                          INFORMATION ABOUT THE COMPANY

     The complete copy of the proposal to be presented at the Meeting shall be available for public inspection each day between February 26, 2007 until March
6, 2007, between the hours of 9:00 a.m. - 5:00 p.m. at the Company's offices in
4 Nahal Harif Street, Northern Industrial Zone, Yavne 81224 Israel.

                                  OTHER MATTERS

     The Board of Directors knows of no other matters to come before the meeting other than the matter referred to in the Notice of Meeting of Shareholders.
However, if any other matters which are not now known to the Board should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

Dated: February 11, 2008                By Order of the Board of Directors
                                        JOSEPH WILLIGER, CHIEF EXECUTIVE OFFICER

                   G. WILLI-FOOD INTERNATIONAL LTD. THIS PROXY
                IS SOLICITED FROM HOLDERS OF THE ORDINARY SHARES
                       ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the "Company")
does hereby appoint Messrs. Joseph Williger and Zwi Williger each of them severally, each with full power of substitution and revocation, to vote all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company, to be held on March 13,
2008, and at any adjournment thereof, upon:

     1.   To approve certain amendments to the company's management service agreements.

          FOR   [_]               AGAINST    [_]              ABSTAIN    [_]

And in their discretion with respect to any other matter that may properly be presented at the Annual General Meeting or any adjournment thereof.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE
UNDERSIGNED SHAREHOLDERS. IF NO OTHER DIRECTION IS MADE, THIS PROXY WILL BE
VOTED FOR PROPOSAL 1.

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Special Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

                                    Date: ______________________________________

                                    Signature: _________________________________

                                    Signature: _________________________________

(PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ABOVE. IF SHARES ARE OWNED IN JOINT
NAMES, EACH JOINT OWNER MUST SIGN. IF SIGNING AS EXECUTOR, ADMINISTRATOR,
TRUSTEE, ATTORNEY OR GUARDIAN, OR AS AN OFFICER OF A CORPORATION OR GENERAL
PARTNER OF A PARTNERSHIP, PLEASE ALSO GIVE YOUR FULL TITLE)

PLEASE SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE
IS NECESSARY IF MAILED IN THE UNITED STATES.